AMENDED AND RESTATED SCHEDULE A

dated December 5, 2024

to the
INVESTMENT ADVISORY AGREEMENT
dated June 28, 2021 between

THE ADVISORS’ INNER CIRCLE FUND III

and

GQG PARTNERS LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each Fund in accordance with the following fee schedule:

Fund	Rate
GQG Partners International Quality Value Fund	0.55%
GQG Partners US Quality Value Fund	0.45%
GQG Partners Global Quality Value Fund	0.55%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

GQG PARTNERS LLC

By:	/s/ Charles Falck
Name:	Charles Falck
Title:	Chief Operating Officer

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